ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

AS AT JULY 31, 2008 AND OCTOBER 31, 2007

 (Expressed in Canadian Dollars)

(UNAUDITED)

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the period ended July 31, 2008.

	July 31, 2008 $ (Unaudited)	October 31, 2007 $ (Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	657,756	1,035,735
Short-term investments	7,500,000	7,000,000
Receivables	1,610,701	441,271
Prepaid expenses and deposits	138,067	93,648
Advances to related parties (Note 12)	25,778	19,632
	9,932,302	8,590,286
DEPOSITS	27,154	27,154
PROPERTY AND EQUIPMENT (Note 4)	408,802	430,935
MINERAL PROPERTIES (Note 5)	1,316,163	1,316,163
	11, 684,421	10,364,538
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,439,984	1,179,804
Due to related parties	13,099	79,761
	1,453,083	1,259,565
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)	45,570,921	31,847,472
CONTRIBUTED SURPLUS (Note 7)	6,726,993	3,870,934
DEFICIT	(42,066,576)	(26,613,433)
	10,231,338	9,104,973
	11, 684, 421	10,364,538
COMMITMENTS (Note 14)
Approved on behalf of the board of directors:

"Gary Cope"

Director

"Cyrus Driver"

Director

The accompanying notes are an integral part of these consolidated financial statements

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

	Three months ended		Nine months ended
	July 31,		July 31,
	2008	2007	2008	2007
	$	$	$	$

EXLORATION EXPENSES (Schedule 1)
Drilling	3,105,435	1,496,782	7,569,790	3,639,525
Geological	279,361	62,628	728,972	298,619
Geophysical	-	48,600	-	58,943
Assay	600,227	218,750	1,023,114	876,326
Site costs	268,100	201,361	774,900	584,924
General exploration	124,570	46,599	277,086	131,438
	4,377,693	2,074,720	10,373,862	5,589,775
GENERAL EXPENSES
Amortization	7,377	3,061	22,133	5,473
Bank charges and interest	4,143	812	11,621	2,186
Consulting fees	14,874	5,660	32,762	38,242
Insurance	7,629	2,125	7,629	8,803
Investor relations	104,147	126,825	402,810	408,298
Management fees	80,900	66,000	242,900	163,100
Office and miscellaneous	65,325	55,945	145,450	88,559
Professional fees	57,635	21,121	172,863	71,521
Rent	18,390	16,800	55,170	40,800
Repairs and maintenance	7,132	8,744	54,827	22,928
Stock-based compensation	929,339	587,025	3,369,394	1,929,597
Telephone and communications	20,231	16,072	38,676	29,964
Transfer agent and filing fees	9,239	8,519	55,008	38,334
Travel and entertainment	287,308	60,064	644,625	502,275
	1,613,669	978,773	5,255,868	3,350,080
LOSS BEFORE OTHER ITEMS	(5,991,362)	(3,053,493)	(15,629,730)	(8,939,855)
OTHER ITEMS
Foreign exchange gain (loss)	58,818	(7,062)	40,105	(23,547)
Interest income	39,417	33,977	136,482	116,131
	98,235	26,915	176,587	92,584
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(5,893,127)	(3,026,578)	(15,453,143)	(8,847,271)
DEFICIT - BEGINNING OF PERIOD	(36,173,449)	(20,001,536)	(26,613,433)	(14,180,843)
DEFICIT - END OF PERIOD	(42,066,576)	(23,028,114)	(42,066,576)	(23,028,114)
BASIC AND DILUTED LOSS PER SHARE	(0.06)	(0.04)	(0.16)	(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTH PERIODS ENDED JULY 31, 2008 AND 2007 (Expressed in Canadian Dollars)

(UNAUDITED)

	Three months ended July 31,		Nine months ended July 31,
	2008 $	2007 $	2008 $	2007 $

CASH AND CASH EQUIVALENTS FROM (USED IN):
OPERATING ACTIVITIES
Loss for the period	(5,893,127)	(3,026,578)	(15,453,143)	(8,847,271)
Items not involving cash
Amortization	7,377	3,061	22,133	5,473
Stock-based compensation expense	929,339	587,025	3,369,394	1,929,597
	(4,956,411)	(2,436,492)	(12,061,616)	(6,912,201)
Change in operating assets and liabilities:
Receivables	(574,709)	(24,377)	(1,169,430)	(8,366)
Prepaid expenses	(86,587)	-	(44,419)	-
Due from related parties	(1,047)	-	(6,146)	-
Accounts payable and accrued liabilities	(118,120)	233,088	260,180	92,321
Due to related parties	(5,073)	(68,528)	(66,662)	(15,430)
	(5,741,947)	(2,296,308)	(13,088,093)	(6,843,676)
INVESTING ACTIVITIES
Purchase of property and equipment	-	(371,889)	-	(371,889)
Purchases of short-term investments	(9,000,000)	-	(10,000,000)	(5,000,000)
Redemption of short-term investments	3,000,000	2,000,000	9,500,000	5,000,000
	(6,000,000)	1,628,111	(500,000)	(371,889)
FINANCING ACTIVITIES
Proceeds from common shares issued, net of issuance costs	12,127,914	631,424	13,210,114	7,237,080
Receipt of share subscriptions	-	744,400	-	744,400
	12,127,914	1,375,824	13,210,114	7,981,480
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	385,967	707,627	(377,979)	765,915
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	271,789	274,036	1,035,735	215,748
CASH AND CASH EQUIVALENTS - END OF PERIOD	657,756	981,663	657,756	981,663
SUPPLEMENTAL CASH FLOW INFORMATION (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE 1

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF PROPERTY ACQUISITION AND EXPLORATION EXPENDITURES

FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

(Expressed in Canadian dollars)

(UNAUDITED)

MINING PROPERTIES Balance, October 31, 2007 Additions in the period:	LA PRECIOSA $ 1,234,163 -	SANTA MONICA $ 50,000 -	SAN JUAN $ 32,000 -	TOTAL $ 1,316,163 -
Balance, July 31, 2008	$ 1,234,163	$ 50,000	$ 32,000	$ 1,316,163

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
2008
Drilling	$ 7,190,280	$ 306,919	$ 72,591	$ 7,569,790
Geological	545,759	95,891	87,322	728,972
Geophysical	-	-	-	-
Assay	1,011,083	8,589	3,442	1,023,114
Site costs	655,200	102,700	17,000	774,900
General exploration	160,280	71,781	45,025	277,086
Total Expenditures for the period	$ 9,562,602	$ 585,880	$ 225,380	$ 10,373,862

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
2007
Drilling	$ 4,706,470	$ -	$ 388,723	$ 5,095,193
Geological	324,838	86,576	74,383	485,798
Geophysical	-	106,740	10,343	117,083
Assay	1,014,494	15,872	61,079	1,091,445
Site costs	565,592	117,722	98,375	782,049
General exploration	163,241	98,820	44,680	306,741
Total Expenditures for the period	$ 6,774,635	$ 425,730	$ 677,943	$ 7,878,309

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
2006
Drilling	$ 3,469,693	$ -	$ -	$ 3,469,693
Geological	208,100	-	-	208,100
Geophysical	-	-	-	-
Assay	212,229	-	-	212,229
Site costs	699,719	25,870	-	725,589
General exploration	83,170	4,817	-	87,987
Total Expenditures for the period	$ 4,672,911	$ 30,687	$ -	$ 4,703,598

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$ 16,672,645	$ 306,919	$ 461,314	$ 17,440,878
Geological	1,279,158	182,467	161,706	1,623,330
Geophysical	96,712	106,740	10,343	213,795
Assay	2,291,456	24,461	64,521	2,380,438
Site costs	2,087,415	246,292	115,735	2,449,442
General exploration	417,280	175,418	115,735	2,449,442
Total Expenditures to date	$ 22,844,666	$ 1,042,297	$ 903,324	$ 24,790,286

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Orko Silver Corp. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on August 5, 1983. The Company’s principal business activities include the acquisition and exploration of mineral properties domiciled in Mexico. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

As at July 31, 2008, the Company had working capital of $8,479,219, and accumulated losses of $42,066,576 since inception. The continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned Mexican subsidiary, Orko Silver de Mexico S.A. de C.V., which was incorporated on October 4, 2006. All significant inter-company balances and transactions have been eliminated upon consolidation.

These interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended October 31, 2007. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended October 31, 2007.

(b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the useful lives of property and equipment, the utilization of future income tax assets, the valuation of asset retirement obligations and stock-based compensation. Actual results may ultimately differ from those estimates.

(c)

Cash Equivalents

The Company considers all highly liquid investments with a term to maturity of three months or less on the date of purchase to be cash equivalents.

(d)

Short-Term Investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at fair market value.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Property and Equipment

Property and equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Building	5%
Automobile	30%
Computer equipment	30%

(f)

Mineral Properties

Mineral property acquisition costs are capitalized, exploration costs are expensed, and development costs are capitalized once a mineral property is determined to be economically viable. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

(g)

Translation of Foreign Currencies

The Company’s functional currency is the Canadian dollar and the functional currency of the Company’s wholly-owned Mexican subsidiary is the Mexican Peso. Transactions in foreign currencies are translated into the functional currencies of the Company and its subsidiary at the exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into the functional currencies of the Company and its subsidiary at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

The accounts of the Company’s integrated foreign operations in Mexico are translated using the temporal method of translation. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expense items are translated at the exchange rates prevailing at the date of the transaction except for amortization, which is translated at the exchange rates applicable to the related property and equipment. Exchange gains and losses on translation are included in the determination of loss for the year.

(h)

Earnings / Loss per Share

Basic earnings/loss per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings / loss per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options, warrants and agent unit options.

(i)

Long-Lived Assets

The carrying value of long-lived assets, which includes property and equipment and mineral properties, is assessed when an event occurs indicating impairment. The carrying value is assessed using factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset is not recoverable and exceeds its fair value. At that time, the carrying amount is written down to fair value.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)

Stock-Based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant, calculated using the Black-Scholes option-pricing model, is recognized as stock-based compensation expense over the vesting period and credited to contributed surplus. The Company estimates the fair value of each grant. Consideration paid on the exercise of stock options is recorded as share capital.

(k)

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the declining balance method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at July 31, 2008, the Company has not incurred any asset retirement obligation related to the exploration of its mineral properties.

(l)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(m)

Financial Instruments – Recognition and Measurement

The Company’s cash equivalents and short-term investments have been classified as held-fortrading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. A change in the fair value of these instruments is reflected in net income for the period in which the change arises. All other financial instruments are recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

(n)

Comprehensive Income

The Company presents comprehensive income and its components on the Consolidated Statements of Operations, Comprehensive Loss and Deficit. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. During the period ended July 31, 2008, there were no items classified as other comprehensive income.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS

(a)

Financial Instruments

(i)

CICA 3862, “Financial Instruments – Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company adopted the standard on November 1, 2007.

(ii)

CICA 3863, “Financial Instruments – Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company adopted the standard on November 1, 2007.

(b)

CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company adopted the standard on November 1, 2007.

(c)

CICA 3064, “Goodwill and Intangible Assets” and amended CICA 1000, “Financial Statement Concepts”

These standards clarify the criteria for the recognition of assets, intangible assets and internally developed intangible assets. They apply to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The Company will adopt these standards commencing for its interim and annual financial statements for the fiscal year ending October 31, 2009.

(d)

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB’) confirmed the date for the mandatory changeover from existing Canadian GAAP to International Financial Reporting Standards (“IFRS”). The change is to take effect for financial years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact that IFRS will have on its financial statements.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

4.

PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	July 31, 2008 Net Book Value $	October 31, 2007 Net Book Value $

Land	113,024	-	113,024	113,024
Building	270,893	15,297	255,596	265,823
Automobile	33,342	8,625	24,717	32,136
Computer equipment	34,089	18,624	15,465	19,952
	451,348	42,547	408,802	430,935

5.

MINERAL PROPERTIES

	La Preciosa Mexico $	Santa Monica Mexico $	San Juan Mexico $	Total $
2008
Mineral properties, beginning of the period	1,234,163	50,000	32,000	1,316,163
Acquisition costs capitalized during the period	–	–	–	–
Mineral properties, end of the period	1,234,163	50,000	32,000	1,316,163
2007
Mineral properties, beginning of the year	1,234,163	21,000	32,000	1,287,163
Acquisition costs capitalized during the year	–	29,000	–	29,000
Mineral properties, end of the year	1,234,163	50,000	32,000	1,316,163

(a)

La Preciosa, Mexico

On November 17, 2003, the Company acquired an option to earn a 51 % interest in the La Preciosa property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company could earn the interest by:

(i)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

(ii)

incurring expenditures of US$1,000,000 over five years.

The Company could earn a further 24% interest in the property by incurring additional expenditures of US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis would have a 90-day option to purchase a 35% interest in the property for US$1,500,000 increasing its total interest to 60%.

In fiscal 2006, the Company fulfilled its obligations under the agreement and had earned a total interest of 75%. On February 27, 2006, the Company entered into a letter agreement to acquire the remaining 25% interest in the property from Minas Sanluis for common shares of the Company. On June 21, 2006, the Company fulfilled its obligations under the letter agreement by issuing 2,378,750 common shares with a fair market value of $1,206,521 increasing the Company’s total interest to 100%.

The Company is obligated to pay 2% of net smelter returns on all product sold or deemed to have been sold on La Preciosa to certain royalty holders. The Company has granted Goldcorp Inc. the right of first refusal upon the sale of all or part of the Company’s interest in the La Preciosa property.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

5.

MINERAL PROPERTIES (continued)

(b)

Santa Monica, Mexico

On May 11, 2004, the Company acquired an option to earn a 51% interest in the Santa Monica property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company can earn the interest by:

(i)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

(ii)

incurring expenditures of US$1,000,000 over five years as follows:

Date	US$
March 10, 2006	75,000
March 10, 2007	100,000
March 10, 2008	125,000
March 10, 2009	250,000
March 10, 2010	450,000

The Company can earn a further 24% interest in the property by incurring additional expenditures of US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis would have a 90-day option to purchase a 35% interest in the property for US$1,500,000 increasing its total interest to 60%. The Company is obligated to pay 2% of net smelter returns on all product sold or deemed to have been sold on Santa Monica to certain royalty holders.

Pursuant to the terms of the agreement, the Company issued the first 50,000 shares to Minas Sanluis with a fair value of $21,000 during the year ended October 31, 2005. The Company issued the second 50,000 shares with a fair value of $29,000 on February 9, 2007. The fair values were determined based on the market price of the shares on the measurement date.

As at July 31, 2008, the Company has incurred exploration expenditures amounting to $1,042,297, and is consequently in compliance with the required expenditure commitments on the Santa Monica property.

(c)

San Juan, Mexico

On April 10, 2006, the Company acquired an option to earn a 75% interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (“Silver Standard”), a wholly-owned subsidiary of Silver Standard Resources Inc. Under the terms of the agreement, the Company can earn the interest by:

(i)

issuing 40,000 common shares of the Company to Silver Standard upon approval by the TSX Venture Exchange (the “Acceptance Date”) and

(ii)

incurring expenditures of US$750,000 cumulatively over three years as follows:

Date	US$
Incurred before April 10, 2007 (extended to July 10, 2007)	250,000
Incurred before April 10, 2009	750,000

Upon earning a 75% interest in the property, the Company and Silver Standard will form a joint venture. The agreement provides that Silver Standard will be given the right to increase its interest in the joint venture by 10% for a total interest of 35% by incurring the next US$750,000 in expenditures on the property.

Pursuant to the terms of the agreement, on May 16, 2006, the Company issued 40,000 shares to Silver Standard with a fair value of $32,000. As at July 31, 2008, the Company has incurred exploration expenditures amounting to $903,324, and is consequently in compliance with the required expenditure commitments on the Santa Monica property.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

5.

MINERAL PROPERTIES (continued)

On a semi-annual basis, the Company is obligated to pay the greater of US$5,000 and 2% of direct exploration expenditures on San Juan to certain royalty holders. During the nine months ended July 31, 2008, the Company paid or accrued $12,889 under this obligation.

6.

SHARE CAPITAL

(a)

Authorized Share Capital

Unlimited number of common shares without par value.

(b)

Issued and Outstanding Share Capital

	Number of Shares	Amount $
Balance at October 31, 2006	65,311,296	14,172,827
Issued during the year
For cash:
Private placements, net of share issue costs	3,943,000	2,495,296
Exercise of options	2,220,000	1,069,950
Exercise of agent unit options	346,575	103,973
Exercise of warrants	24,927,407	10,793,836
For property:
Issued for Santa Monica property	50,000	29,000
Transferred from contributed surplus:
Exercise of options	–	526,262
Exercise of agent unit options	–	100,221
Exercise of warrants	–	2,556,107
Balance at October 31, 2007	96,798,278	31,847,472
Issued during the period
For cash:
Private placements, net of share issue costs	7,320,000	10,892,247
Exercise of options	700,000	380,000
Exercise of warrants	1,984,438	1,671,887
Transferred from contributed surplus:
Exercise of options	–	285,805
Exercise of warrants	–	493,510
Balance at July 31, 2008	106,802,716	45,570,921

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

6.

SHARE CAPITAL (continued)

(b)

Issued and Outstanding (continued)

On August 24, 2007, the Company issued 3,943,000 units at $0.80 per unit for gross proceeds of $3,154,400 under a private placement. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share for 24 months from the date of closing at a price of $1.00 per common share. Values of $2,672,600 and $481,800 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. The Company paid cash commissions of $150,000 and incurred other cash share issuance costs of $27,304. The fair values of the warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

On June 12, 2008, the Company issued 7,320,000 common shares at $1.65 per share for gross proceeds of $12,078,000 under a brokered private placement. The Company issued 439,200 broker warrants as a commission. Each whole broker warrant entitles the holder thereof to purchase one additional common share before June 12, 2010 at a price of $1.65 per common share. The fair value of the warrants was computed to be $265,980 using the Black-Scholes option-pricing model and was recorded as a non-cash share issuance cost. The Company paid cash commissions of $724,680 and incurred other cash share issuance costs of $195,093.

(c)

Stock Options

The Company has a plan to grant stock options to directors, officers, employees and consultants of the Company. On January 21, 2008, the Company adopted an amendment to its 20% Fixed Plan, which was subsequently approved by shareholders at its Annual General Meeting of Shareholders to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the amended plan, the board of directors has the discretion to issue the equivalent of up to 19,438,030 shares. Options are generally for a term of up to five years from the date granted and are exercisable at a price that is not less than the market price on the date granted.

Stock option activity since October 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, October 31, 2006	6,215,000	0.45
Granted	9,375,000	0.80
Exercised	(2,220,000)	0.48
Outstanding, October 31, 2007	13,370,000	0.69
Granted	5,530,000	1.76
Exercised	(700,000)	0.54
Cancelled	(150,000)	1.52
Outstanding, July 31, 2008	18,050,000	1.02

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

6.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

The following table summarizes the stock options outstanding and exercisable at July 31, 2008:

Number of Shares	Exercise Price $	Issue Date	Expiry Date
840,000	0.11	October 21, 2003	October 21, 2008
75,000	0.13	November 30, 2004	November 30, 2009
100,000	0.25	January 28, 2005	January 28, 2010
50,000	0.63	April 22, 2005	April 22, 2010
1,310,000	0.55	March 3, 2006	March 3, 2011
185,000	0.47	March 23, 2006	March 23, 2011
1,450,000	0.55	September 11, 2006	September 11, 2011
300,000	0.58	February 6, 2007	February 6, 2012
1,720,000	0.69	March 8, 2007	March 8, 2012
150,000	0.92	April 13, 2007	April 13, 2012
25,000	0.95	May 10, 2007	May 10, 2012
350,000	0.85	June 14, 2007	June 14, 2012
1,040,000	0.82	July 12, 2007	July 12, 2012
4,975,000	0.85	August 31, 2007	August 31, 2012
200,000	1.15	September 20, 2007	September 20, 2012
50,000	1.26	September 25, 2007	September 25, 2012
4,705,000	1.79	March 20, 2008	March 20, 2013
150,000	1.80	April 1, 2008	April 1, 2013
200,000	1.55	June 27, 2008	June 27, 2013
325,000	1.55	June 27, 2008	June 27, 2011
18,050,000

(d)

Warrants

Warrant activity since October 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2006	26,001,520	0.45
Issued	2,318,075	0.91
Exercised	(24,927,407)	0.43

Outstanding, October 31, 2007	3,392,188	0.91
Exercised	(1,984,438)	0.84

Outstanding, July 31, 2008	1,407,750	1.00

The following table summarizes the warrants outstanding at July 31, 2008:

Number of Shares	Exercise Price	Issue Date	Expiry Date
1,407,750	$1.00	August 24, 2007	August 24, 2009

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

6.

SHARE CAPITAL (continued)

(e)

Agent Unit Options

During the year ended October 31, 2006, the Company issued 680,000 agent options to purchase 680,000 units, each unit consisting of one common share and one share purchase warrant. All agent unit options were exercised prior to their expiry date of February 3, 2007. Agent unit option activity since October 31, 2006 is presented below:

	Number of Units	Weighted Average Exercise Price $

Outstanding, October 31, 2006	346,575	0.30
Exercised	(346,575)	0.30

Outstanding, October 31, 2007 and July 31, 2008	-	-

(f)

Broker Warrants

On June 12, 2008, the Company issued 439,200 broker warrants as a commission to a brokered private placement. Each whole broker warrant entitles the holder thereof to purchase one additional common share before June 12, 2010 at a price of $1.65 per common share. Broker warrant activity since October 31, 2007 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2007	-	-
Granted	439,200	1.65

Outstanding, July 31, 2008	439,200	1.65

7.

CONTRIBUTED SURPLUS

Amount $
Balance at October 31, 2006	3,940,568
Stock-based compensation recorded during the year	2,631,156
Relative fair value of warrants issued for cash in private placements	481,800
Transferred to share capital upon exercise of stock options	(526,262)
Transferred to share capital upon exercise of agent options	(100,221)
Transferred to share capital upon exercise of warrants	(2,556,107)

Balance at October 31, 2007	3,870,934
Stock-based compensation recorded during the year	3,369,394
Fair value of broker warrants issued in brokered private placement	265,980
Transferred to share capital upon exercise of stock options	(285,805)
Transferred to share capital upon exercise of warrants	(493,510)

Balance at July 31, 2008	6,726,993

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

8.

STOCK-BASED COMPENSATION

During the year ended October 31, 2007, the Company granted 9,375,000 stock options to directors, officers and consultants of the Company. The Company granted 5,530,000 stock options during the nine months ended July 31, 2008. The weighted average fair values of each option granted was calculated using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	2008	2007
Expected option lives	2 years	2 years
Risk-free interest rate	2.7%	4.3%
Expected dividend yield	0%	0%
Expected stock price volatility	67%	77%

During the nine months ended July 31, 2008, the Company recognized $3,369,394 (2007 - $1,929,597) of compensation cost which has been recorded in stock-based compensation expense.

9.

SUPPLEMENTAL CASH FLOW INFORMATION

	July 31, 2008 $	October 31, 2007 $
Cash and cash equivalents consist of:
Bank deposits	657,756	895,619
Cash held in trust	-	140,116

	657,756	1,035,735

Nine months ended July 31,
	2008 $	2007 $
Cash paid for:
Interest	-	-
Income taxes	-	-
Non-cash financing and investing activities:
Common shares issued for share issuance costs	-	-
Common shares issued for mineral properties	-	29,000

10.

LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share for the nine months ended July 31, 2008 was 99,319,503 (2007 – 76,471,849). Outstanding stock options, warrants, broker warrants and agent unit options have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

11.

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity. The Company has no debt obligations. The board of directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

The Company raises capital to fund its corporate and exploration costs through the sale of its common shares or units consisting of common shares and warrants.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

12.

RELATED PARTY BALANCES AND TRANSACTIONS

(a)

Advances to Related Parties

As at July 31, 2008, advances to related parties consists of $25,778 (2007 – $19,632) advanced to officers of the Company for travel expenses to be incurred on behalf of the Company. These amounts are non-interest bearing and will be applied in the future against travel expenses incurred by the officers on behalf of the Company.

(b)

Due to Related Parties

As at July 31, 2008, due to related parties consists of $nil (2007 – $nil) payable to an officer of the Company for management fees, $4,656 (2007 - $79,761) payable to officers of the Company for travel expenses incurred on behalf of the Company, and $8,443 (2007 - $nil) payable to a director of the Company for exploration expenditures. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

(c)

Related Party Transactions

During the period ended July 31, 2008 the Company entered into the following transactions with related parties:

(i)

Companies controlled by officers of the Company earned management fees of $242,900 (2007 – $163,100).

(ii)

The Company subleases office premises to related parties.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

13.

FINANCIAL INSTRUMENTS

(a)

Fair Value of Financial Instruments

The Company has various financial instruments including cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to the near-term maturity of these financial instruments. The fair values of amounts due from or to related parties are not determinable due to the related party nature of the relationship and the lack of a ready market for such amounts.

(b)

Concentrations of Business Risk

The Company maintains a majority of its cash and cash equivalents and short-term investments with a major Canadian financial institution. The Company maintains the remainder of its cash and cash equivalents with a major Mexican financial institution. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

As the Company operates in an international environment, some of the Company’s transactions are denominated in currencies other than the Canadian dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

13.

FINANCIAL INSTRUMENTS (continued)

(c)

Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as to timing and amount of collectability of receivables. The Company believes its credit risk is low because its receivables are primarily comprised of input value-added tax (VAT), which is recoverable from the governing body in Mexico. As the Company’s exploration operations are conducted solely in Mexico, the Company’s operations are also subject to the economic risk associated with that country.

(d)

Foreign Exchange Risk

A significant portion of the Company’s operational transactions are originally or effectively denominated in US dollars. As well, because the Company’s primary operations are in Mexico, some costs are denominated in Mexican pesos. Accordingly, the results of Company’s operations and comprehensive loss as stated in Canadian dollars will be impacted by exchange rate fluctuations. The Company does not hedge its exposures to movements in the exchange rates at this time.

The exchange rates at the period-end close for $ 1.00 Canadian Dollar are as follows:

July 31, 2008:	$ 0.9766 US dollars
$ 9.8039 Mexican pesos

October 31, 2007:	$ 1.0478 US dollars
$ 11.2335 Mexican pesos

(e)

Interest Rate Risk

The Company has interest rate risk arising from its bank deposits and short-term investments. The Company does not engage in any hedging activity to reduce its exposure to interest rate risk.

(f)

Price Risk

Mineral prices, in particular gold and silver, are volatile, and have risen sharply in recent periods. The prices are subject to market supply and demand, political and economic factors, and commodity speculation, all of which can interact with one another to cause significant price movement from day to day and hour to hour. These price movements can affect the Company’s ability to operate and to raise financing through the sale of its common shares.

(g)

Sensitivity Analysis

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are “reasonably possible” over a three month period.

i)

Cash deposits and short-term investments earn interest at rates which are variable. A plus or minus 1 % change in interest rates would affect loss and comprehensive loss for the upcoming quarter by approximately $15,000.

ii)

The Company’s exploration expenditures are primarily incurred in US dollars. A plus or minus 1 % change in US dollar exchange rates would affect loss and comprehensive loss for the upcoming quarter by approximately $35,000.

iii)

The Company’s drilling contracts are periodically renewed at going market rates for such services. A plus or minus 1 % change in drilling charge-out rates would affect loss and comprehensive loss for the upcoming quarter by approximately $30,000.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(UNAUDITED)

14.

COMMITMENTS

(a)

Pursuant to the terms of the option agreements for the Santa Monica and San Juan properties, the Company is committed to incurring exploration expenditures on the properties within the time periods specified in the agreements.

(b)

On February 20, 2006, the Company entered into a joint lease agreement with an unrelated third party to lease office premises commencing July 1, 2006 for a term of five years. The lease commitment is shared equally between the two parties. The Company’s portion of the lease payments for the remaining term of the lease is as follows:

$
2008	17,500
2009	70,000
2010	70,000
2011	46,700

(c)

On April 16, 2007, the Company entered into a lease agreement, amended June 1, 2007, to lease office premises commencing June 1, 2007 for a term of three years. The Company’s gross lease payments for the remaining term of the lease are as follows:

$
2007	13,095
2008	52,380
2009	30,540

The Company subleases these premises to two companies having officers in common with the Company. The Company expects to recover two-thirds of the above amounts over the remaining term of the lease.

15.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). There are no material impacts on the Company’s consolidated financial statements due to differences in Canadian and US GAAP.